Mail Stop 6010

October 22, 2008

O. Joe Caldarelli
Chief Executive Officer
CPI International, Inc.
811 Hansen Way
Palo Alto, CA 95303

       Re: **CPI International, Inc.**
              Form 10-K for Fiscal Year Ended September 28, 2007
              Filed December 12, 2007
              File 0-51928

Dear Mr. Caldarelli:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Tim Buchmiller
                         Senior Attorney

cc (via fax): Richard C. Wirthlin, Esq.